ISSUER FREE WRITING PROSPECTUS

SUPPLEMENTING PRELIMINARY PROSPECTUS

SUPPLEMENT DATED JUNE 18, 2020 AND

PROSPECTUS DATED NOVEMBER 5, 2019

Filed Pursuant to Rule 433

Registration Statement No. 333-234507

Pricing Term Sheet dated June 18, 2020

Dana Incorporated

$100.0 million aggregate principal amount of 5.375% Senior Notes due 2027

This free writing prospectus relates to the offering by Dana Incorporated of $100.0 million aggregate principal amount of 5.375% Senior Notes due 2027 and should be read together with the preliminary prospectus supplement, dated June 18, 2020 (the “Preliminary Prospectus Supplement”), filed pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended, including the documents incorporated therein by reference, and the related base prospectus, dated November 5, 2019, forming a part of Registration Statement No. 333-234507.

Issuer:	Dana Incorporated (the “Issuer”)

Security:	5.375% Senior Notes due 2027 (the “Notes”)

Expected Ratings*:	B2 / BB- / BB+ (Moody’s / S&P / Fitch)

Aggregate Principal Amount:	$100,000,000

Maturity:	November 15, 2027

Coupon:	5.375%

Price:	100.000% plus accrued interest from May 15, 2020

Yield to Maturity:	5.375%

Benchmark Treasury:	UST 0.500% due May 31, 2027

Spread to Benchmark Treasury:	+484 basis points

Interest Payment Dates:	May 15 and November 15, commencing November 15, 2020

Record Dates:	May 1 and November 1

Optional Redemption:	At any time on or after November 15, 2022, we may redeem some or all of the Notes at the following redemption prices (expressed as percentages of principal amount), plus accrued and unpaid interest to, but excluding, the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date) if redeemed during the 12-month period commencing on November 15 of the years set forth below:

Year	Redemption Price
2022	102.688%
2023	101.344%
2024 and thereafter	100.000%

Prior to November 15, 2022, we may also redeem some or all of the Notes at a redemption price equal to 100% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium.

At any time prior to November 15, 2022, we may redeem up to 35% of the original aggregate principal amount of the Notes (calculated after giving effect to any issuance of additional Notes) in an amount not to exceed the amount of proceeds of one or more equity offerings, at a price equal to 105.375% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, provided that at least 50% of the original aggregate principal amount of the Notes (calculated after giving effect to any issuance of additional Notes) issued remains outstanding after the redemption.

Settlement Date:	June 23, 2020 (T+3)

CUSIP/ISIN:	235825 AF3 / US235825AF32

Underwriting Discount:	1.000%

Proceeds to Company (before expenses and excluding accrued interest):	$99,000,000

Joint Book-Running Managers:	Citigroup Global Markets Inc.
Barclays Capital Inc.
BMO Capital Markets Corp.
BofA Securities, Inc.
Credit Suisse Securities (USA) LLC
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Mizuho Securities USA LLC
RBC Capital Markets, LLC
KeyBanc Capital Markets Inc.
Citizens Capital Markets, Inc.
Commerz Markets LLC

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

If any information contained in this Pricing Term Sheet is inconsistent with information contained in the Preliminary Prospectus Supplement and the accompanying base prospectus, the terms of this Pricing Term Sheet shall govern. Capitalized terms used but not otherwise defined in this Pricing Term Sheet shall have the meanings assigned to them in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including a prospectus and a related preliminary prospectus supplement) with the Securities and Exchange Commission (the “SEC”) relating to this offering. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying base prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.

Alternatively, copies may be obtained from Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Attention: Prospectus Department, by calling 1-800-831-9146 or by emailing prospectus@citi.com; Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by calling 1-888-603-5847 or by emailing barclaysprospectus@broadridge.com; BMO Capital Markets Corp., 3 Times Square, 25th Floor, New York, NY 10036, Attention: High Yield Capital Markets, by calling 1-212-702-1882; BofA Securities, Inc. NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte NC 28255-0001, Attention: Prospectus Department, by emailing dg.prospectus_requests@baml.com, by calling 1-800-294-1322; Credit Suisse Securities (USA) LLC, Eleven Madison Avenue, 3rd Floor, New York, NY 10010, Attention: Prospectus Department, by calling 1-800-221-1037 or by emailing ecm.prospectus@credit-suisse.com; Goldman Sachs & Co. LLC, 200 West Street, New York, NY 10282, Attention: Prospectus Department, by calling 1-866-471-2526, by faxing 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Attention: Prospectus Department, by calling 1-866-803-9204; Mizuho Securities USA LLC, 320 Park Avenue, 12th Floor, New York, NY 10022, Attention: Debt Capital Markets Syndicate, by calling 1-866-271-7403; RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281, Attention: Leveraged Capital Markets, by calling 1-877-280-1299; KeyBanc Capital Markets Inc., 127 Public Square, Cleveland, Ohio 44114; Citizens Capital Markets, Inc., 27777 Franklin Road, 19th Floor, Southfield, Michigan 48034; or Commerz Markets LLC, 225 Liberty Street, 32nd Floor, New York, New York 10281.

We expect that delivery of the Notes will be made against payment therefor on or about the third business day following the date of confirmation of orders with respect to the Notes (this settlement cycle being referred to as “T+3”). Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the day of pricing will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes should consult their own advisors.

This information does not purport to be a complete description of these securities or the offering. Please refer to the Preliminary Prospectus Supplement and the accompanying base prospectus for a complete description.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or notices were automatically generated as a result of this communication being sent by Bloomberg or another email system.

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